Sphere 3D Appoints Eric Kelly as Chairman and Director

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MISSISSAUGA, Ontario, July 16th, 2013 -- Sphere 3D Corporation (TSX-V:ANY) ("Sphere 3D" or the "Company"), developer of Glassware 2.0™ foundational thin client technology, announced today the appointment of Mr. Eric L. Kelly, President and CEO of Overland Storage, Inc. (NASDAQ: OVRL), as a director of the Company and to serve in the capacity of Chairman of the Board.

Eric Kelly is a seasoned executive with over 30 years’ experience in the technology industry and possesses distinct operational, marketing and sales expertise. Mr. Kelly has served as Chief Executive Officer of Overland Storage since January 2009, its President since January 2010 and a member of its Board of Directors since November 2007. Previously, he was President of Silicon Valley Management Partners Inc., a management consulting and M&A advisory firm, which he co-founded in 2007. Prior to Overland, Mr. Kelly also held the positions of Vice President and General Manager of Storage Systems Solutions at Adaptec, Inc.; President and CEO of Snap Appliance, which was acquired by Adaptec; President of the Systems Division at Maxtor Corp.; and had various prior executive-level roles with Dell Computer Corp., Diamond Multimedia, Conner Peripherals and IBM. In March of 2013, U.S. Deputy Secretary of Commerce Rebecca Blank appointed Mr. Kelly to the 2013 US Department of Commerce Manufacturing Council, where he currently serves as Vice-chairman of the subcommittee on Workforce and Public Perception of Manufacturing. Mr. Kelly possesses an M.B.A. from San Francisco State University and a B.S. in Business from San Jose State University.

“We are fortunate that Eric has agreed to join the Board and look forward to his guidance and stewardship as Chairman. His extensive start-up and operating experience will be of considerable value to Sphere 3D as the Company continues to introduce its technology to the marketplace.” said Peter Tassiopoulos, CEO of Sphere 3D.

The Company, its management and board of directors would like to thank Jason Meretsky, for his dedication and service as Chairman. Mr. Meretsky will continue as a director of the Company. Following the appointment of Mr. Kelly, the board of directors of Sphere 3D will consist of the following six directors: Peter Ashkin, Mario Biasini, Glenn Bowman, Eric Kelly, Jason Meretsky and John Morelli.

About Sphere 3D
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

For further information please contact:
Sphere 3D Corporation
Peter Tassiopoulos CEO
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D's actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators.

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